

March 25, 2014

<u>**Via Email**</u>
Andrew Freedman, Esq.
Olshan Frome & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

Re: National Holdings Corporation
Preliminary Proxy Statement filed on Schedule 14A
Filed on March 20, 2014 by Iroquois Capital Management LLC, Iroquois Master
Fund Ltd., Joshua Silverman, Richard Abbe, John G. Coburn, and Daniel H.
McCollum
File No. 1-12629

Dear Mr. Freedman:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please include information as of the most reasonable practicable date and fill in all blanks. For example, revise to update information required by Item 5(b) of Schedule 14A and disclose how uninstructed proxies will be voted with respect to proposals 2 and 3.

Background of the Solicitation, page 4

2.   Please revise this section to eliminate disclosure that is irrelevant to shareholders' understanding of the material items related to the election of director's contest or any specific plans the participants' nominees intend to advocate for if elected.

3.   Please eliminate the reference in the first bullet point regarding the issuance of options to Messrs. Klein and Fagenson. Alternatively, explain the relevance of this issuance as it pertains to the participants' decision to run a separate slate of directors. Similarly, discussions in bullet points regarding the characterization of Messrs. Klein and Fagenson as part-time employees should be removed unless material to an understanding of the decision by the participants to nominate the nominees.

4.   Throughout the proxy statement and soliciting materials, you have made numerous assertions regarding the unprecedented levels of M&A activity which you believe provides a "window of opportunity" for the company. Please supplementally provide support for this statement. In addition, provide context to your statements. For example, explain why you believe the opportunity is best now and any precedent transactions involving similar companies that have informed your belief.

Reasons for the Solicitation, page 7

5.   Provide context to your statements regarding the nominees' intended goals if elected and describe any specific plans the nominees would advocate for if elected. For example, do the nominees have specific plans regarding how the company can best grow and create value as a standalone company, or the "far superior ways to increase margins" and compete in the marketplace? Similarly, outline the plans alluded to on page 9 regarding initiatives the nominees would support to unlock value at the company. If the nominees have no specific plans, revise to clearly state this.

We Have Concerns Regarding the Influence…, page 8

6.   We refer to disclosure in which the participants appear to be questioning the ability of the entire board (versus particular members) to provide effective oversight in light of the fact that 5 out of 11 members are not independent. Please be mindful of Rule 14a-9, Note b and avoid statements that directly or indirectly impugn character.

We are Concerned with NHLD's Classified Board Structure…, page 8

7.   As currently stated, your disclosure could be interpreted to mean that annual elections do not occur. Please revise and clarify that directors of a particular class are elected annually but that the entire board is not elected annually.

Proposal No. 1, page 10
Election of Directors, page 10

8.   You disclose that the participants are reserving the right to vote for unidentified substitute nominees and to nominate additional person(s) if the company increases the size of the board or the number of directors whose terms expire at the Annual Meeting. Please confirm for us that should the participants lawfully identify or nominate substitute or additional nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute and/or additional nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Votes Required for Approval, page 16
Other Proposals, page 16

9.   Given that the filing parties are not making a recommendation with respect to proposals 2 and 3, please revise your disclosure under this heading to clarify how uninstructed proxies will be voted.   We note such disclosure on page 13.

Solicitation of Proxies, page 17

10.   You indicate that the solicitation of proxies will be made by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. Please note that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

11.   Further to our comment above. Please inform us of whether you also plan to solicit proxies via internet chat rooms and tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6 and 14a-9 for any such online communications.

Preliminary Proxy Card

12.   Similar to disclosure on page 15, please disclose on the proxy card that there can be no assurance that any of the company's nominees will serve as a director if all or some of the participants' nominees are elected.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

· the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions